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Exhibit 99(a)(1)(I)

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Contacts:
Susan Busch, Director, Corporate PR	Jennifer Driscoll, Vice President, Investor Relations
(612) 291-6114 or susan.busch@bestbuy.com	(612) 291-6110 or jennnifer.driscoll@bestbuy.com
Brian Lucas, Sr. Manager, Corporate PR	Wade Bronson, Director, Investor Relations
(612) 291-6131 or brian.lucas@bestbuy.com	(612) 291-5693 or wade.bronson @bestbuy.com

Best Buy Commences Tender Offer to Acquire Napster, Inc.

        MINNEAPOLIS (Sept. 26, 2008)—Today Best Buy Co., Inc. (NYSE:BBY), through its direct wholly-owned subsidiary Puma Cat Acquisition Corp., commenced a cash tender offer to purchase all outstanding shares of common stock of Napster, Inc. (NASDAQ:NAPS), in accordance with the previously-announced Agreement and Plan of Merger, dated Sept. 14, 2008, among Best Buy, Puma Cat and Napster.

        Upon the successful closing of the tender offer, stockholders of Napster will receive $2.65 in cash, without interest and less any required withholding taxes, for each share of Napster common stock tendered in the offer. The closing of the tender offer is subject to customary terms and conditions, including the tender of a number of shares that, together with any other shares of common stock owned directly or indirectly by Best Buy, constitutes a majority of Napster's outstanding shares of common stock (on a fully diluted basis), as well as expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act. Napster's board of directors has unanimously approved the consummation of the tender offer, the related merger and the related transactions. Napster's board has also declared the tender offer, related merger and related transactions to be advisable and in the best interest of both Napster and its stockholders. Accordingly, Napster's board has recommended that Napster stockholders accept the tender offer and tender their shares of common stock to Puma Cat.

        The tender offer will expire at 12:00 midnight, Eastern Time, at the end of Friday, Oct. 24, 2008, unless extended in accordance with the merger agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission.

        This news release is neither an offer to purchase nor a solicitation of an offer to sell shares of Napster. Best Buy and Puma Cat are filing a tender offer statement with the SEC and are mailing an offer to purchase, a form letter of transmittal, and related documents to Napster stockholders. Napster is filing with the SEC and is mailing to Napster stockholders a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer, and stockholders of Napster are urged to read these documents carefully. These documents are available at no charge at the SEC's Web site (http://www.sec.gov). The tender offer statement and the related materials may be obtained for free by directing a request by mail to D.F. King & Co., Inc. 48 Wall Street, New York, New York 10005 or by calling (800) 628-8532, or by contacting Best Buy.

About Best Buy

        With operations in the United States, Canada, Europe and China, Best Buy is a multinational retailer of technology and entertainment products and services with a commitment to growth and innovation. The Best Buy family of brands and partnerships collectively generates more than $40 billion annual revenue and includes brands such as Best Buy, Audiovisions, The Carphone Warehouse, Future Shop, Geek Squad, Jiangsu Five Star, Magnolia Audio Video, Pacific Sales Kitchen and Bath Centers, and Speakeasy. Approximately 150,000 employees apply their talents to help bring the benefits of these brands to life for customers through retail locations, multiple call centers and Web sites, in-home solutions, product delivery and activities in our communities. Community partnership is central to the way we do business at Best Buy. In fiscal 2008, we donated a combined $31.8 million to improve the vitality of the communities where our employees and customers live and work. For more information about Best Buy, visit www.bestbuy.com.

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  Exhibit 99(a)(1)(I)